

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2014

Via E-mail
Anthony G. Petrello
Chief Executive Officer
Nabors Industries Ltd.
Crown House Second Floor
4 Par-la-Ville Road
Hamilton, HM08 Bermuda

> **Re:** **Nabors Industries, Inc.**
> **Nabors Industries Ltd.**
> **Registration Statement on Form S-4**
> **Filed March 18, 2014**
> **File No. 333-194646**

Dear Mr. Petrello:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you incorporate by reference your Annual Report filed on Form 10-K for the year ended December 31, 2013, in which you reference your Definitive Proxy Statement on Schedule 14A to be filed. As the Form 10-K incorporates information from your proxy which has not yet been filed, please note that we will not be in a position to declare your filing effective until such time as the complete disclosure required by Form 10-K has been filed. We may have further comments at that time. Please refer to Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.01 at http://sec.gov/divisions/corpfin/guidance/safinterp.htm for guidance.

Prospectus Cover Page

2. Please revise to quantify the amount of securities being offered. Please see Item 501(b)(2) of Regulation S-K.

Forward Looking Statements, page 10

3. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Exhibits 5.1 and 5.2

4. We note that the opinion filed as Exhibit 5.1 does not cover the laws of Bermuda, and as a result does not consider the law of the jurisdiction under which the Guarantor is organized. We also note counsel's assumptions regarding the Guarantor in (i), (iii), (vi) and (vii). To the extent that counsel is relying on an opinion of Bermuda counsel to provide the opinion that the Guarantor is validly existing, has the power to create the obligation and has taken the required steps to authorize entering into the obligation under the laws of Bermuda, please obtain and file a revised opinion that discloses such information, and identifies local counsel. Please refer to Section II.B.1.e of Staff Legal Bulletin No. 19 (Legality and Tax Opinions in Registered Offerings).

5. In addition, please ensure that the opinion of Bermuda counsel opines as to whether the Guarantor is validly existing, has the power to create the obligation and has taken the required steps to authorize entering into the obligation under the law of Bermuda. In that regard, it does not appear that the opinion filed as Exhibit 5.2 covers each of these items.

Exhibit 8.2

6. We note the assumption "(iii) that the execution and delivery by each party to a document and the performance by such party of its obligations thereunder have been authorized by all necessary measures and do not violate or result in a breach of or default under such party's certificate or instrument of formation and by-laws or the laws of such party's jurisdiction of organization…." Please obtain and file a revised opinion that does not include such assumption, or tell us why you believe that such assumption is necessary and appropriate. As part of your response, please tell us whether this is an assumption underlying the opinion as to material tax consequences. Please refer to Section III.C.3 of Staff Legal Bulletin No. 19.

Closing Comments

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Angie Kim at (202) 551-3535 or, in her absence, Laura Nicholson at (202) 551-3584 with any questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc: <u>Via E-mail</u>
       Arnold B. Peinado, III, Esq.
       Milbank, Tweed, Hadley & McCloy LLP